SECURITIES AND EXCHANGE COMMISSION
                         Washington, D. C.  20549


                               Form 11-K

 [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 2001

                     OR

 [ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
	THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from     to

                Commission file number 0-8467

A. Full title of the plan and the address of the plan, if different from that of the issuers named below:


                   WESBANCO, INC. KSOP


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        WesBanco, Inc.
                        1 Bank Plaza
                      Wheeling, WV  26003






AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL
INFORMATION

WesBanco, Inc. KSOP
Years ended December 31, 2001 and 2000 with Report of
Independent Auditors





                            WesBanco, Inc. KSOP

          Audited Financial Statements and Supplemental Information


                 Years ended December 31, 2001 and 2000




                                Contents

Report of Independent Auditors ........................................  1

Audited Financial Statements

Statements of Net Assets Available for Benefits ........................ 2
Statements of Changes in Net Assets Available for Benefits ............. 3
Notes to Financial Statements .......................................... 4

Supplemental Information

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)....... 13
Schedule H, Line 4(j) - Schedule of Reportable Transactions............ 14




                     Report of Independent Auditors

Pension Committee
WesBanco, Inc.

We have audited the accompanying statements of net assets available for benefits of the WesBanco, Inc. KSOP as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held at end of year as of December 31, 2001, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                  /s/ Ernst & Young LLP
                                  ---------------------
June 17, 2002

                                       1


                              WesBanco, Inc. KSOP


                Statements of Net Assets Available for Benefits

                                                       December 31
                                              ------------------------------
                                                   2001            2000
                                              ------------------------------
Assets
Investments:
   Registered investment companies             $ 10,075,610    $  7,731,711
   WesBanco common stock                         11,791,744      13,498,166
   Cash and short term investments                   15,732         407,162
   Participant Loans                                  6,011          16,064
                                              ------------------------------
Total investments                                21,889,097      21,653,103


Contributions receivable                            100,500          44,217
Accrued assets                                      157,605         134,431
                                              ------------------------------
Total assets                                     22,147,202      21,831,751


Liabilities
Note payable to bank                              1,572,353               -
                                              ------------------------------
Net assets available for benefits              $ 20,574,849    $ 21,831,751
                                              ==============================


The accompanying notes are an integral part of the financial statements.


                                       2


                              WesBanco, Inc. KSOP

            Statements of Changes in Net Assets Available for Benefits


                                                 Years ended December 31
                                              -------------------------------
                                                    2001           2000
                                              -------------------------------
Additions:
 Investment income:
   Interest and dividends                      $    728,307    $  1,435,459
   Net depreciation in fair value of
     investments                                 (2,096,955)     (2,166,005)
                                              -------------------------------
Total investment loss                            (1,368,648)       (730,546)

 Contributions:
   Employer                                       1,021,511       1,098,286
   Employees                                      1,275,608       1,235,894
                                              -------------------------------
Total contributions                               2,297,119       2,334,180

 Assets from merged plans                            30,080         835,211
                                              -------------------------------
Total additions                                     958,551       2,438,845


Deductions:
 Distributions to participants                    2,081,419       2,241,608
 Interest Expense                                   134,034          29,304
                                              -------------------------------
Total deductions                                  2,215,453       2,270,912
                                              -------------------------------

Net (decrease) increase                          (1,256,902)        167,933

Net assets available for benefits:
  Beginning of year                              21,831,751      21,663,818
                                              -------------------------------
  End of year                                  $ 20,574,849    $ 21,831,751
                                              ===============================


The accompanying notes are an integral part of the financial statements.


                                       3


                             WesBanco, Inc. KSOP

                        Notes to Financial Statements

                         December 31, 2001 and 2000
                         --------------------------


Note 1 - Plan Description

The following brief description of the WesBanco, Inc. KSOP (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement and Summary Plan description for more complete information. The WesBanco, Inc. KSOP includes an Employer Stock Ownership Plan (ESOP), established on December 31, 1986, which is a noncontributory, defined contribution plan and the Plan also qualifies as a cash or deferral arrangement under Section 401(k) of the Internal Revenue Code effective January 1, 1996. The trustee of the ESOP is the Trust Department of WesBanco, Inc. Effective January 1, 2001, State Street Bank and Trust Company became the trustee for the 401(k) portion of the Plan.

WesBanco, Inc. (the Company) is a bank holding company offering a wide range of financial services, including trust and mortgage banking services, through offices located in West Virginia and Eastern Ohio. Effective January 1, 2000, Vandalia National Corporation, the Bank of McMechen, Albright National Bank of Kingwood, and Shawnee Bank, Inc. 401(k) plans were merged into WesBanco's KSOP.

ESOP contributions are made to participants who complete 1,000 hours of service during the Plan year and who are actively employed on December 31. The ESOP has the ability to borrow money and use the proceeds of the loan to buy common stock of the Company. The ESOP holds common stock in a suspense account until principal payments are made on the loan. As loan payments are made, an amount of common stock is released from the suspense account and allocated to the accounts of the participants based on the participant's compensation.

The borrowing is collateralized by the unallocated shares of stock and periodic payments are guaranteed by the Company. The lender has no rights against shares once they are allocated under the ESOP. At December 31, 2001, the Plan holds 558,057 shares of WesBanco stock, of which 453,666 shares were allocated to specific employee accounts and 104,391 shares were unallocated.

Contributions to the ESOP by the Company are made in an amount determined by the Board of Directors. For any year in which the loan is outstanding, the contribution may be no less than is needed to pay the principal and interest on the loan for that year. Contributions and forfeitures are allocated to participants in proportion to each participant's compensation, but cannot exceed the lesser of $30,000 or 25% of such participant's compensation during the Plan year.


                                       4


                             WesBanco, Inc. KSOP

                  Notes to Financial Statements (continued)


Note 1 - Plan Description (continued)

Participant's interests in the ESOP are fully vested after five years of service. Generally, terminations of employment for reasons other than death, normal retirement or permanent disability prior to completion of five years of service results in forfeiture.

Distributions to participants who have left employment of the Company or their beneficiaries may be paid in either cash or stock in lump sum or installments over a period that the participant selects, within certain Plan restrictions.

Trustee fees may be paid by the Plan or Plan Sponsor (WesBanco, Inc.), at the discretion of the Plan Sponsor.

The Plan, which falls under the guidelines of Section 401(k), established on January 1, 1996, provides for salary deferral and matching employer contributions. The Plan is designed to enable eligible employees to invest the employee deferral, employer matching and employee rollover contribution among funds that are made available by the Plan Administrator. Effective January 1,
1999 employer matching contributions may be paid to the Trust in cash or shares of employer stock as determined by the Board. During 2001, the Neuberger-Berman Genesis Fund and Neuberger-Berman Guardian Plan were liquidated and reinvested in the WesMark Small Company Growth Fund and the AIM Basic Value Fund, respectively. On January 1, 2001, the Unitized Stock Fund was initiated with an arbitrary price of $10.00 per unit. This price in no way correlates with the actual price per share of WesBanco common stock. The Unitized Fund offers daily valuation for balances that were previously held in actual shares in the WesBanco Common
Stock Fund. The unitization allows participants to transfer in and out of the fund on a daily basis. Other fund options included Federated Prime Obligations, Federated Max-Cap Fund, WesMark Bond Fund, WesMark Growth Fund, WesMark Balanced Fund, Harbor Capital Appreciation Fund, and Harbor International Fund. An employee shall become a participant in the Plan on the employee's employment date effective on January 1, April 1, July 1 or
October 1 following such employee's employment date, if the employee has reached the employee's twenty-first birthday.

Matching contributions to the 401(k) equal 50% of the first 2% of compensation deferred and 25% of the next 2% of compensation deferred. The amount of the contribution will not be greater than the amount permitted by federal law. Participant's interest is 100% vested in the employee deferral, employer matching, and rollover accounts.


                                       5


                            WesBanco, Inc. KSOP

                  Notes to Financial Statements (continued)


Note 1 - Plan Description (continued)

Hardship distributions can be made from a participant's employee deferral account (401(k)) with approval by the Plan
Administrator, if specific criteria is met.

The Plan is administered by a committee comprised of employees and Directors appointed by the Board of Directors of the Company.

Note 2 - Summary of Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis. Purchases and sales of securities are accounted for as of the trade date. Interest and dividend income is recorded as earned.

Valuation of Investments

The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Priorities Upon Termination of the Plan

The Company reserves the right to terminate the Plan at any time. In the event the Plan is completely or partially terminated or the Company determines it will permanently discontinue making contributions to the Plan, all property then credited to the participants' accounts will immediately become fully vested and nonforfeitable. The trustee will be directed to either continue to hold the property in the participants' accounts in accordance with the provisions of the Plan until such accounts would become distributable under the provisions of the Plan, or distribute to such participants all property allocated to their accounts.


                                       6


                             WesBanco, Inc. KSOP

                  Notes to Financial Statements (continued)


Note 2 - Summary of Significant Accounting Policies (continued)


Reclassification

Certain amounts in the financial statements for prior years have been reclassified to conform to the statement presentation for the current year. These reclassifications have no effect on net assets available for plan benefits.

Note 3 - Transactions with Parties-in-Interest

Legal, accounting and other administrative fees are paid at the discretion of the Plan Sponsor by the Plan or Plan Sponsor. WesBanco, Inc. provides investment advisory services for the WesMark funds. The Plan is administered by the Plan Sponsor. The trustee of the ESOP is the Trust Department of WesBanco, Inc. As noted below, the note payable represents a loan from the Company. The Company makes contributions to the Plan, which are then used to make required payments on the note payable to the Company.

Note 4 - Note Payable

During 2000, the WesBanco ESOP Trust renewed a revolving line of credit with an affiliated lender. Conditions of the loan agreement provide for a revolving line of credit in the aggregate amount of $2,000,000 to facilitate purchases of WesBanco Common Stock in the open market. The loan bears interest at a rate equal to the lender's base rate and requires annual repayments of principal equal to 20% of the balance at January 1 of each year. The loan has a final maturity date of 5 years from the date of inception. The $2,000,000 revolving line of credit had a balance of $1,572,353 and $-0- as of December 31, 2001 and 2000,
respectively.

Note 5 - Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 28, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the
Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.



                                       7


                             WesBanco, Inc. KSOP

                  Notes to Financial Statements (continued)



Note 6 - Investments

For the years ended December 31, 2001 and 2000, the Plan's investments (including investments bought, sold, and held during the year) (depreciated) appreciated in fair value as determined by quoted market prices as follows:

                                                               2001                               2000
                                            ----------------------------------------------------------------
                                                                 Net                             Net
                                                             Appreciation                    Appreciation
                                             Fair Value     (Depreciation)    Fair Value    (Depreciation)
                                             -------------------------------------------------------------
Investments at fair value as
determined by quoted market price:
  Participant Directed Investments:
    Federated Prime Obligations Fund         $   494,181     $         -      $  460,573     $         -
    WesMark Small Company Fund                   812,637        (121,347)              -               -
    WesMark Fixed Income Fund                    650,269          11,849         457,442          17,675
    WesMark Growth Fund                        2,807,647        (528,751)      2,884,489         (55,174)
    Harbor International Fund                    139,587         (90,755)        231,254        (113,140)
    WesMark Balanced Fund                        405,151         (57,793)        443,854           9,666
    Harbor Capital Appreciation Fund             934,298        (214,346)      1,212,965        (443,156)
    Federated Max-Cap Fund                       287,930         (38,869)        281,397         (45,675)
    AIM Funds Group Basic Value Class A          723,087          16,620               -               -
    Temporary Investment Fund                          -               -       1,759,737          60,662
    Participant Loans                              6,011               -          16,064               -
                                            ---------------------------------------------------------------
      Total participant directed               7,260,798      (1,023,392)      7,747,775        (569,142)

  Nonparticipant-directed investments:
    WesBanco common stock                     11,791,744        (908,022)     13,498,166      (1,596,863)
    WesBanco unitized fund                     2,820,823        (165,541)              -               -
    Federated Prime Obligations Fund              15,732               -         407,162               -
                                            ----------------------------------------------------------------
      Total nonparticipant directed           14,628,299      (1,073,563)     13,905,328      (1,596,863)
                                            ----------------------------------------------------------------
          Total                              $21,889,097     ($2,096,955)    $21,653,103     ($2,166,005)
                                            ================================================================


                                       8




                             WesBanco, Inc. KSOP

                  Notes to Financial Statements (continued)


Note 6 - Investments (continued)

Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                               December 31, 2001
                            ---------------------------------------------------
                             WesBanco     WesBanco      WesBanco
                             Allocated    Unallocated   Utilized
                             ESOP Fund    ESOP Fund     Fund            Total
                            ---------------------------------------------------
Investments at fair value:
  WesBanco common stock     $ 9,585,961   $2,205,783   $        -   $11,791,744
  WesBanco unitized fund              -            -    2,820,823     2,820,823
  Cash and short term
         investments             15,732            -            -        15,732
                            ---------------------------------------------------
Total investments             9,601,693    2,205,783    2,820,823    14,628,299

Accrued assets                  128,759            -            -       128,759
Due to (from)                   394,215     (394,215)           -             -
                            ---------------------------------------------------
Total assets                 10,124,667    1,811,568    2,820,823    14,757,058

Note payable to bank                  -    1,572,353            -     1,572,353
                            ---------------------------------------------------
Net assets available for
         benefits           $10,124,667   $  239,215   $2,820,823   $13,184,705
                            ===================================================



                                       9


                             WesBanco, Inc. KSOP

                  Notes to Financial Statements (continued)


Note 6 - Investments (continued)

Nonparticipant-Directed Investments (continued)

                                               December 31, 2000
                            ---------------------------------------------------
                             WesBanco     WesBanco      WesBanco
                             Allocated    Unallocated     Stock
                             ESOP Fund    ESOP Fund       Fund          Total
                            ---------------------------------------------------
Investments at fair value:
  WesBanco common stock     $10,721,899   $        -   $2,776,267   $13,498,166
  Cash and short term
      investments               407,162            -            -       407,162
                            ---------------------------------------------------
Total investments            11,129,061            -    2,776,267    13,905,328

Contributions Receivable         44,217            -            -        44,217
Accrued assets                  101,200            -            -       101,200
                            ---------------------------------------------------
Total assets                 11,274,478            -    2,776,267    14,050,745

Note payable to bank                  -            -            -             -
                            ---------------------------------------------------
Net assets available for
         benefits           $11,274,478   $        -   $2,776,267   $14,050,745
                            ===================================================



                                      10


                             WesBanco, Inc. KSOP

                  Notes to Financial Statements (continued)


Note 6 - Investments (continued)

Nonparticipant-Directed Investments (continued)


                                                 Year ended
                                             December 31, 2001
                                 ------------------------------------------
                                    WesBanco       WesBanco       WesBanco
                                    Allocated     Unallocated     Utilized
                                    ESOP Fund      ESOP Fund        Fund
                                 ------------------------------------------

Net assets available for
    benefits at January 1, 2001   $11,274,478     $       -     $2,776,276
Additions:
 Interest and dividends               503,490                       27,364
 Net (depreciation) appreciation
    in fair value of investments   (1,113,805)      205,783       (165,541)
Contributions                               -       705,783        533,896

Deductions:
 Distributions                     (1,077,813)            -       (346,348)
 Interest expense                           -      (134,034)             -

Net transfers                         538,317      (538,317)        (4,824)
                                 ------------------------------------------
Net assets available for
    benefits at December 31,2001  $10,124,667     $ 239,215     $2,820,823
                                 ------------------------------------------



                                      11


                             WesBanco, Inc. KSOP

                  Notes to Financial Statements (continued)


Note 6 - Investments (continued)

Nonparticipant-Directed Investments (continued)


                                                 Year ended
                                             December 31, 2000
                                 ------------------------------------------
                                    WesBanco       WesBanco       WesBanco
                                    Allocated     Unallocated     Utilized
                                    ESOP Fund      ESOP Fund        Fund
                                 ------------------------------------------

Net assets available for
    benefits at January 1, 2000   $12,391,729     $ (27,366)    $3,170,180
Additions:
 Interest and dividends               422,020        11,013        112,557
 Net (depreciation) appreciation
    in fair value of investments   (1,283,679)       31,460       (344,643)
Contributions                               -       794,218        448,721

Deductions:
 Distributions                     (1,035,613)            -       (199,186)
 Interest expense                           -       (29,304)             -

Net transfers                         780,021      (780,021)      (411,362)
                                 ------------------------------------------
Net assets available for
    benefits at December 31,2000  $11,274,478     $       -     $2,776,267
                                 ------------------------------------------



                                      12


                               WesBanco, Inc. KSOP

                  EIN:  55-0571723         Plan Number:  002

                   Schedule H, Line 4(i)-Schedule of Assets
                          (Held at End of Year)


                            December 31, 2001


Identity of Issue, Borrower,          Description of
Lessor or Similar Party                 Investment                       Cost        Current Value
---------------------------------------------------------------------------------------------------
Short term investments
----------------------

 15,732                       Federated Prime Obligations Fund (ESOP)     NR         $      15,732


Registered Investment Companies
-------------------------------

494,181                       Federated Prime Obligations Fund            NR               494,181
110,263                       WesMark Small Company Fund*                 NR               812,637
 65,354                       WesMark Fixed Income Fund*                  NR               650,269
225,877                       WesMark Growth Fund*                        NR             2,807,647
 15,808                       Harbor International Fund                   NR               139,587
 41,768                       WesMark Balanced Fund*                      NR               405,151
 31,964                       Harbor Capital Appreciation Fund            NR               934,298
 12,368                       Federated Max-Cap Fund                      NR               287,930
 25,425                       AIM Funds Group Basic Value Class A         NR               723,087
273,071                       WesBanco Unitized Fund*                     NR             2,820,823


Equity Securities
-----------------

558,057                       WesBanco Common Stock*                 $ 6,137,989        11,791,744


Participant Loans
-----------------

   -                          Loan Account* (interest rates range              -             6,011
                               from 7.80% to 9.00% and have
                               maturities through January 2004)


*Party-in-interest
NR - Not required


                                      13


                              WesBanco, Inc. KSOP

                   EIN:  55-0571723        Plan Number:  002

           Schedule H, Line 4(j) - Schedule of Reportable Transactions

                          Year Ended December 31, 2001

                                                                                                            Current
                                                                                                           Value of
                                                                                                           Asset on
Identity of                                                   Purchase        Selling         Cost of     Transaction
Party Involved               Description of Assets              Price          Price           Asset         Date        Net Gain
----------------------------------------------------------------------------------------------------------------------------------
Category I
----------

WesBanco Unitized Fund       Registered Investment Company    $ 2,619,851   $          -    $ 2,619,851   $ 2,619,851       N/A


Category III
------------

WesBanco Common Stock        Equity Securities (6 purchases)    2,316,725              -      2,316,725     2,316,725       N/A

WesBanco Unitized Fund       Registered Investment Company
                             61 purchases                       3,886,006              -      3,886,006     3,886,006       N/A
                             46 sales                                   -      1,167,891      1,103,614     1,103,614    $  64,277


Federated Prime
      Obligations Fund       Registered Investment Company
                             116 purchases                      2,798,701              -      2,798,701     2,798,701       N/A
                             48 sales                                          2,677,248      2,677,248     2,677,248            -


N/A-not applicable


                                      14



                                  SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                               WESBANCO, INC. KSOP
                                               -------------------
                                               (Name of Plan)



June 28, 2002
-------------
Date


                                               /s/ Robert H. Young
                                               -----------------------------
                                               Executive Vice President
                                               and Chief Financial Officer